Mail Stop 4561

July 1, 2009

Via Mail and Facsimile to (315) 738-0562

Mr. John W. Sammon, Jr.
Chairman of Board and President
PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413-4991

>   **Re: PAR Technology Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **Filed May 11, 2009**
>   **File No. 001-09720**

Dear Mr. Sammon:

        We have reviewed your responses to our letter dated May 20, 2009 and have the
following comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy
Statement Filed April 21, 2009)

Compensation Discussion and Analysis

Elements of Executive Compensation

Incentive Compensation

1.   We note your response to prior comment 7 and we reissue the comment. With
        respect to the targets to be achieved in order for your executive officers to earn
        their annual performance bonuses, please disclose the performance target levels
        for each of the factors you use to determine incentive compensation. In this
        regard, we note that in addition to pretax income from operations, revenue,
        inventory turnover, and collection of accounts receivable, you also relied upon
        accounts receivable days sales outstanding (as indicated in your response to prior
        comment 8). If you are relying on Instruction 4 to Item 402(b) of Regulation S-K
        to omit the target information, please provide us with a detailed legal analysis

demonstrating that disclosure of such target levels would result in competitive harm.

2. Please tell us whether you have used non-GAAP measures in calculating inventory turnover or any of the performance measurements used to determine compensation. Note that it should be clear from your financial statements how financial measures, such as "accounts receivable days sales outstanding," are calculated. See Instruction 5 to Item 402(b) of Regulation S-K.

3. We note your response to prior comment 8 and we reissue the comment. It is not clear from your response how you determined the amount of incentive compensation to be paid to each of your named executive officers in light of how the company's actual performance compared to the pre-established target performance levels. Your statement, for example, that 85% of the total award for Messrs. Sammon, Casciano, and Constantino was based on pretax income and revenue targets, and 15% was associated with inventory and collections performance targets does not provide the individualized, detailed disclosure that explains why each executive officer was awarded the specific amount of compensation he or she received. Please discuss whether you achieved or exceeded each of the performance targets, and explain how your company's performance against each target impacted the amount of bonus awarded. In addition, please tell us whether discretion was used in awarding incentive compensation for the most recent fiscal year covered.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Evan S. Jacobson at (202) 551-3428 with any questions or, in his absence, please contact me at (202) 551-3457. If you thereafter require further assistance you may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462.

Sincerely,

Maryse Mills-Apenteng
Special Counsel